Macquarie Group of Companies
Australia and Worldwide

Level 7
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4300
Internet http://www.macquarie.com.au

23 December 2009

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America


MACQUARIE

Dear Sir/Madam

Macquarie Group Limited (File Number 082-35128) documents for lodgement

Please find relevant documents for Macquarie Group Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

pp. M. Leonard

Dennis Leong
Company Secretary



Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	563
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	563 @ $26.60
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	563 shares were issued pursuant to the Macquarie Group Share Purchase Plan (SPP) following final review of the SPP acceptances.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	22 December 2009

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	334,760,159	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	45,895,631	Options over Ordinary Shares at various exercise prices
		1,227,038	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,227,038 fully paid Ordinary shares in Macquarie Group Limited, issued as part of the acquisition of Orion Financial Inc. ("Orion") in December 2007. As advised to ASX on 27 September 2007, there are also retention agreements in place with key former Orion employees. Under the agreements a total of 164,000 fully paid ordinary shares in Macquarie Group Limited may be allocated within the 5 year period from the date of acquisition.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

+ See chapter 19 for defined terms.

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	

+ See chapter 19 for defined terms.

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

+ See chapter 19 for defined terms.

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders
36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories 1 - 1,000 1,001 - 5,000 5,001 - 10,000 10,001 - 100,000 100,001 and over
37	☐	A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

Number	+Class

+ See chapter 19 for defined terms.

42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1. +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

   - There is no reason why those +securities should not be granted +quotation.

   - An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

     Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

   - If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 22 December 2009
(Assistant Company Secretary)

Print name: Nigel Donnelly

== == == == ==

+ See chapter 19 for defined terms.

Macquarie Group Limited
ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164
AUSTRALIA

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

18 December 2009

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000


MACQUARIE

Dear Sir/Madam

Macquarie Group Limited - Issued Ordinary Capital and Options Update – 1 November to 30 November 2009

Since the last notification to ASX on 13 November 2009 of the positions as at 31 October 2009:

(a) the following fully paid ordinary shares were issued at a price of $80.30 each on retraction of exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited:

- 687 shares on 16 November 2009; and
- 9,160 shares on 17 November 2009.

(b) since the last notification to ASX on 13 November 2009 of the positions as at 31 October 2009, the following options have been exercised (converting into one newly issued fully paid share per option):

- 5,000 options exercisable at $41.72 each and expiring on 22 November 2009 (MQG0278);
- 10,000 options exercisable at $32.75 each and expiring on 22 November 2009 (MQG0279);
- 15,560 options exercisable at $44.88 each and expiring on 8 December 2009 (MQG0280);
- 13,334 options exercisable at $45.15 each and expiring on 22 December 2009 (MQG0283);
- 3,334 options exercisable at $47.82 each and expiring on 8 April 2010 (MQG0294);
- 4,876 options exercisable at $45.14 each and expiring on 22 April 2010 (MQG0295); and
- 17,500 options exercisable at $45.89 each and expiring on 9 May 2010 (MQG0297).

Therefore, as at 30 November 2009, the number of issued fully paid ordinary shares was 332,762,475.

Since the last notification to ASX on 13 November 2009 of the positions as at 31 October 2009, the following lapses of unexercised options were processed between 1 November 2009 and 30 November 2009:

- 1,332 options exercisable at $32.75 each and expiring on 8 November 2009 (MQG0276);
- 1,668 options exercisable at $32.75 each and expiring on 22 November 2009 (MQG0279);
- 700 options exercisable at $44.88 each and expiring on 8 December 2009 (MQG0280);
- 99,575 options exercisable at $63.34 each and expiring on 1 August 2010 (MQG0305);
- 1,334 options exercisable at $70.47 each and expiring on 23 January 2011 (MQG0324);
- 71,798 options exercisable at $61.79 each and expiring on 1 August 2011 (MQG0339);
- 226 options exercisable at $75.57 each and expiring on 22 December 2011 (MQG0357);
- 42,326 options exercisable at $87.73 each and expiring on 23 April 2012 (MQG0367);
- 1,334 options exercisable at $70.60 each and expiring on 22 November 2010 (MQG0370);
- 8,459 options exercisable at $89.76 each and expiring on 8 May 2012 (MQG0371);
- 2,200 options exercisable at $87.77 each and expiring on 8 June 2012 (MQG0374);
- 52,796 options exercisable at $71.41 each and expiring on 15 August 2012 (MQG0379);
- 5,854 options exercisable at $76.69 each and expiring on 24 September 2012 (MQG0385);
- 8,000 options exercisable at $56.79 each and expiring on 8 April 2013 (MQG0398);
- 83,311 options exercisable at $53.91 each and expiring on 15 August 2013 (MQG0407);
- 8,000 options exercisable at $45.35 each and expiring on 8 September 2013 (MQG0411);
- 3,831 options exercisable at $53.91 and expiring on 22 October 2013 (MQG0416);
- 3,000 options exercisable at $29.41 each and expiring on 8 April 2014

(MQG0428);

- 3,000 options exercisable at $49.32 each and expiring on 8 September 2014 (MQG0437); and
- 8,000 options exercisable at $53.07 and expiring on 22 September 2014 (MQG0438).

The number of options on issue at 30 November 2009 was 46,331,615 all exercisable into one share per option.

Yours faithfully

Nigel Donnelly
Assistant Company Secretary

ATTACHMENT 1

Listing of Macquarie Group Limited Options

As at 30 November 2009

MQG Code	Number	Exercise Price	Expiry Date
MQG0280	11,500	$32.75	08/12/2009
MQG0284	8,334	$41.72	10/01/2010
MQG0285	5,000	$32.75	10/01/2010
MQG0286	5,000	$44.88	24/01/2010
MQG0288	50,975	$45.15	08/02/2010
MQG0289	3,336	$46.97	08/02/2010
MQG0291	25,618	$47.28	22/02/2010
MQG0292	22,502	$48.68	08/03/2010
MQG0293	21,668	$49.31	22/03/2010
MQG0294	35,002	$49.47	08/04/2010
MQG0295	35,001	$49.16	22/04/2010
MQG0296	22,162	$49.51	08/04/2010
MQG0297	5,000	$49.57	09/05/2010
MQG0298	15,068	$47.82	23/05/2010
MQG0300	45,835	$45.14	08/06/2010
MQG0301	31,668	$49.31	22/06/2010
MQG0302	8,334	$45.89	22/06/2010
MQG0303	15,388	$49.18	08/07/2010
MQG0304	13,524	$54.24	22/07/2010
MQG0305	6,572,354	$58.02	01/08/2010
MQG0306	17,658	$49.18	08/08/2010
MQG0307	30,834	$60.41	08/08/2010
MQG0308	43,332	$63.42	22/08/2010
MQG0309	35,342	$63.34	08/09/2010
MQG0310	6,707	$62.13	08/09/2010
MQG0313	16,334	$63.34	22/09/2010
MQG0314	680	$63.33	22/09/2010
MQG0316	11,167	$65.72	10/10/2010
MQG0317	43,332	$63.34	10/10/2010
MQG0318	41,333	$67.85	24/10/2010
MQG0319	26,124	$63.34	08/11/2010
MQG0320	53,841	$63.34	22/11/2010
MQG0321	48,972	$70.56	08/12/2010
MQG0322	23,667	$64.16	22/12/2010
MQG0323	16,702	$66.92	09/01/2011
MQG0324	10,818	$70.60	23/01/2011
MQG0325	61,478	$68.24	08/02/2011
MQG0327	20,371	$68.36	22/02/2011
MQG0328	58,334	$67.85	08/03/2011
MQG0329	17,473	$70.47	22/03/2011
MQG0330	68,835	$63.09	10/04/2011
MQG0331	23,406	$61.33	24/04/2011
MQG0333	61,459	$60.35	08/05/2011
MQG0334	15,000	$61.91	22/05/2011
MQG0335	17,333	$68.01	08/06/2011

ATTACHMENT 1

Listing of Macquarie Group Limited Options

As at 30 November 2009

MQG Code	Number	Exercise Price	Expiry Date
MQG0336	71,000	$44.88	22/06/2011
MQG0337	10,310	$46.97	10/07/2011
MQG0338	8,000	$47.28	22/07/2011
MQG0339	8,356,195	$48.68	01/08/2011
MQG0340	21,833	$49.31	08/08/2011
MQG0341	66,650	$49.47	08/08/2011
MQG0342	16,985	$49.16	22/08/2011
MQG0343	56,539	$49.51	22/08/2011
MQG0344	4,000	$49.57	08/09/2011
MQG0345	161,877	$47.82	08/09/2011
MQG0346	2,000	$45.14	22/09/2011
MQG0347	29,916	$49.31	22/09/2011
MQG0348	3,060	$45.89	09/10/2011
MQG0349	73,483	$49.18	09/10/2011
MQG0350	4,000	$54.24	09/10/2011
MQG0351	10,948	$58.02	23/10/2011
MQG0352	30,000	$49.18	23/10/2011
MQG0353	54,915	$60.41	08/11/2011
MQG0354	35,390	$63.42	20/11/2011
MQG0355	14,583	$63.34	22/11/2011
MQG0356	15,898	$62.13	08/12/2011
MQG0357	49,174	$63.34	22/12/2011
MQG0358	12,000	$63.33	08/01/2012
MQG0359	51,504	$65.72	22/01/2012
MQG0360	37,203	$63.34	08/02/2012
MQG0361	8,252	$67.85	22/02/2012
MQG0362	32,061	$63.34	08/03/2012
MQG0363	64,666	$63.34	22/03/2012
MQG0364	4,000	$70.56	22/03/2012
MQG0365	12,500	$64.16	23/05/2010
MQG0366	31,411	$66.92	10/04/2012
MQG0367	157,341	$70.60	23/04/2012
MQG0368	1,666	$68.24	08/07/2010
MQG0369	5,000	$68.36	22/07/2010
MQG0370	2,666	$67.85	22/11/2010
MQG0371	60,766	$70.47	08/05/2012
MQG0372	81,984	$63.09	22/05/2012
MQG0373	4,000	$61.33	08/06/2012
MQG0374	54,400	$60.35	08/06/2012
MQG0375	31,000	$61.91	22/06/2012
MQG0376	80,473	$68.01	09/07/2012
MQG0377	47,874	$68.83	23/07/2012
MQG0378	40,050	$70.21	08/08/2012
MQG0379	9,013,634	$66.83	15/08/2012
MQG0380	50,032	$65.12	22/08/2012

ATTACHMENT 1

Listing of Macquarie Group Limited Options

As at 30 November 2009

MQG Code	Number	Exercise Price	Expiry Date
MQG0381	58,359	$65.95	22/08/2012
MQG0382	78,543	$68.03	10/09/2012
MQG0383	112,079	$62.75	10/09/2012
MQG0384	1,000	$61.79	24/09/2012
MQG0385	100,072	$61.79	24/09/2012
MQG0386	1,071	$60.99	08/10/2012
MQG0387	54,334	$61.79	08/10/2012
MQG0388	69,012	$61.03	22/10/2012
MQG0389	41,256	$61.79	22/11/2012
MQG0390	307,337	$64.43	10/12/2012
MQG0391	51,608	$61.79	24/12/2012
MQG0392	46,556	$65.96	08/01/2013
MQG0393	128,191	$61.79	22/01/2013
MQG0394	159,662	$69.47	08/02/2013
MQG0395	38,139	$64.43	22/02/2013
MQG0396	68,869	$64.43	10/03/2013
MQG0397	64,667	$72.17	25/03/2013
MQG0398	120,180	$73.31	08/04/2013
MQG0399	43,521	$73.31	22/04/2013
MQG0400	97,400	$74.11	08/05/2013
MQG0401	51,000	$71.92	22/05/2013
MQG0402	77,387	$75.57	10/06/2013
MQG0403	20,000	$78.24	23/06/2013
MQG0404	47,000	$79.33	08/07/2013
MQG0405	50,288	$82.57	22/07/2013
MQG0406	48,087	$83.55	08/08/2013
MQG0407	15,711,774	$80.01	15/08/2013
MQG0408	94,080	$80.04	22/08/2013
MQG0409	120,938	$60.99	22/08/2013
MQG0410	22,176	$47.82	08/09/2013
MQG0411	139,000	$85.30	08/09/2013
MQG0412	100,919	$87.73	22/09/2013
MQG0413	128,769	$60.41	22/09/2013
MQG0414	88,610	$63.42	08/10/2013
MQG0415	108,324	$70.60	08/10/2013
MQG0416	143,484	$89.76	22/10/2013
MQG0417	71,576	$94.48	22/10/2013
MQG0418	83,975	$80.04	10/11/2013
MQG0419	45,000	$87.77	24/11/2013
MQG0420	48,000	$91.30	08/12/2013
MQG0421	37,000	$87.18	22/12/2013
MQG0422	69,000	$90.83	08/01/2014
MQG0423	24,000	$73.86	22/01/2014
MQG0424	28,000	$71.41	09/02/2014
MQG0425	11,000	$71.41	23/02/2014

ATTACHMENT 1

Listing of Macquarie Group Limited Options

As at 30 November 2009

MQG Code	Number	Exercise Price	Expiry Date
MQG0426	25,332	$68.06	09/03/2014
MQG0427	21,000	$71.41	23/03/2014
MQG0428	123,000	$71.49	08/04/2014
MQG0429	69,000	$71.41	22/04/2014
MQG0430	41,000	$76.69	08/05/2014
MQG0431	6,000	$71.41	09/06/2014
MQG0432	21,000	$86.34	22/06/2014
MQG0433	67,000	$82.37	08/07/2014
MQG0434	24,000	$77.55	22/07/2014
MQG0435	23,000	$79.38	10/08/2014
MQG0436	8,000	$74.30	24/08/2014
MQG0437	59,000	$72.27	08/09/2014
MQG0438	56,000	$64.40	22/09/2014
MQG0439	47,000	$63.74	08/10/2014
MQG0440	25,000	$54.69	22/10/2014
	46,331,615		

Macquarie Group Limited
ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164
AUSTRALIA

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

17 December 2009


MACQUARIE

Company Announcements Office
Australian Securities Exchange Limited
via ASX Online

Dear Sir/Madam,

Macquarie Group Limited – All resolutions passed at Today's General Meeting

In accordance with Listing Rule 3.13.2, please be advised that both resolutions in the Macquarie Group Notice of General Meeting were passed by the requisite majorities at today's General Meeting. Each resolution was determined by a poll at the meeting.

As required by section 251AA(2) of the Corporations Act, summaries of the poll voting results and proxy appointments for the resolutions are attached.

Macquarie Group notes that the Chairman's Address and Presentation lodged earlier today in advance of the General Meeting incorrectly stated the proposed number of Performance Share Units to be granted to the Managing Director as 38,200 rather than 38,300. The correct number was advised to shareholders in the Notice of Meeting.

Yours faithfully



Dennis Leong
Company Secretary

ATTACHMENT

Poll Results at the Macquarie Group Limited General Meeting held on 17 December 2009

	Resolution	For	%	Against	%	Abstain
1	Approval of Proposed Remuneration Arrangements*	156,116,960	96.29	6,009,188	3.71	3,945,246
2	Approval of Managing Director's Participation in the Macquarie Group Employee Retained Equity Plan	161,501,939	98.34	2,719,579	1.66	2,173,437

Proxy Summary Results at the Macquarie Group Limited General Meeting held on 17 December 2009

	Resolution	For	Against	Vote at Proxy's Discretion**	Abstain
1	Approval of Proposed Remuneration Arrangements*	154,721,694	6,001,376	1,333,856	3,941,985
2	Approval of Managing Director's Participation in the Macquarie Group Employee Retained Equity Plan	160,074,494	2,708,046	1,366,963	2,172,969

* As indicated in Macquarie's Notice of General Meeting, Macquarie disregarded any votes cast by staff members in person or by proxy in determining the outcome of the vote on Item 1 and in the proxy summary results above. The number of disregarded staff votes was immaterial.
** Excludes proxies provided to the Chairman which were unable to be voted.

CHAIRMAN'S ADDRESS

MACQUARIE BANK LIMITED GENERAL MEETING

17 DECEMBER 2009

LEVEL 3, NO. 1 MARTIN PLACE, SYDNEY

CHECK AGAINST DELIVERY

GOOD AFTERNOON LADIES AND GENTLEMEN AND WELCOME TO THIS MEETING OF MACQUARIE BANK'S SECURITYHOLDERS.

I'M DAVID CLARKE, THE CHAIRMAN OF MACQUARIE BANK AND I'LL BE CHAIRING TODAY'S MEETING.

THE COMPANY SECRETARY HAS CONFIRMED THAT A QUORUM IS PRESENT, SO I FORMALLY DECLARE THE MEETING OPEN.

WITH ME TODAY ARE RICHARD SHEPPARD, THE BANK'S MANAGING DIRECTOR, GREG WARD, OUR CHIEF FINANCIAL OFFICER, AND DENNIS LEONG, THE COMPANY SECRETARY.

AS YOU ARE PROBABLY AWARE, A GENERAL MEETING FOR MACQUARIE GROUP WAS HELD EARLIER TODAY TO DISCUSS AND SEEK SHAREHOLDER SUPPORT FOR PROPOSED CHANGES TO MACQUARIE'S REMUNERATION ARRANGEMENTS.

THIS MACQUARIE BANK GENERAL MEETING HAS THE SAME PURPOSE AND IS REQUIRED BECAUSE MACQUARIE BANK AND ITS SUBSIDIARIES MAY DIRECTLY OR INDIRECTLY FUND OR OTHERWISE BEAR THE COST OF THE REUMERATION ARRANGEMENTS FOR WHICH APPROVAL IS SOUGHT.

I WILL THEREFORE JUST PROVIDE A BRIEF OUTLINE OF THE PROPOSED CHANGES TO MACQUARIE'S REMUNERATION ARRANGEMENTS AND THEN MOVE TO CONSIDER THE FORMAL ITEM OF BUSINESS SET OUT IN THE NOTICE OF MEETING.

PLEASE NOTE THAT RECORDING DEVICES, PHOTOGRAPHIC EQUIPMENT AND MOBILE PHONES MAY NOT BE USED DURING THIS MEETING.

MACQUARIE'S REMUNERATION FRAMEWORK IS KEY TO ITS EARNINGS GROWTH, RETURN ON EQUITY AND RESILIENCE OVER THE LONGER TERM.

THE PROPOSED REMUNERATION CHANGES ARE CONSISTENT WITH AND REINFORCE MACQUARIE'S LONG STANDING APPROACH WHEREBY STAFF PROFIT SHARE IS LINKED TO MACQUARIE'S PROFITABILITY AND RETURN ON ORDINARY EQUITY.

THE ALLOCATION OF INDIVIDUAL PROFIT SHARE IS BASED ON FACTORS INCLUDING CONTRIBUTION TO PROFIT, USE OF CAPITAL, FUNDING AND RISK.

THE CHANGES ALSO REFLECT GLOBAL REMUNERATION TRENDS AND REGULATORY DEVELOPMENTS RESULTING FROM THE SIGNIFICANT CHANGES IN GLOBAL FINANCIAL MARKETS.

THE KEY ELEMENTS OF THE PROPOSED REMUNERATION CHANGES ARE AS FOLLOWS:

- THE PROPORTION OF PROFIT SHARE THAT IS RETAINED WILL INCREASE, AND THE PROPORTION THAT IMMEDIATELY VESTS WILL DECREASE;
- THE PROPORTION OF PROFIT SHARE DELIVERED AS CASH WILL DECREASE, AND THE PROPORTION DELIVERED AS EQUITY WILL INCREASE;
- RETAINED AMOUNTS WILL VEST OVER THREE TO SEVEN YEARS DEPENDING ON THE ROLE OF THE INDIVIDUAL;
- THERE WILL BE MORE ONEROUS CLAW-BACK CONDITIONS AROUND THE RELEASE OF PROFIT SHARE ON TERMINATION OF EMPLOYEES; AND
- OPTIONS FOR SENIOR EXECUTIVES WILL BE REPLACED WITH SHARE UNITS SUBJECT TO PRESCRIBED PERFORMANCE HURDLES.

THAT CONCLUDES MY DISCUSSION OF OUR PROPOSED REMUNERATION CHANGES.

CHAIRMAN'S ADDRESS

MACQUARIE GROUP LIMITED GENERAL MEETING

17 DECEMBER 2009

THE WESTIN, SYDNEY

CHECK AGAINST DELIVERY

GOOD AFTERNOON LADIES AND GENTLEMEN AND WELCOME TO THIS GENERAL MEETING OF MACQUARIE GROUP LIMITED.

I'M DAVID CLARKE, THE CHAIRMAN OF MACQUARIE GROUP AND I'LL BE CHAIRING TODAY'S MEETING.

THE COMPANY SECRETARY HAS CONFIRMED THAT A QUORUM IS PRESENT, SO I FORMALLY DECLARE THE MEETING OPEN.

AS WELL AS THOSE SHAREHOLDERS PRESENT IN PERSON, THE HOLDERS OF APPROXIMATELY 214 MILLION SHARES, OR ABOUT 64 PER CENT OF THE GROUP'S ORDINARY SHARE CAPITAL, ARE REPRESENTED BY PROXIES.

BEFORE WE GET UNDERWAY, I WOULD LIKE TO INTRODUCE OUR DIRECTORS AND SOME OF OUR SENIOR EXECUTIVES.

ON MY LEFT IS YOUR CHIEF EXECUTIVE OFFICER NICHOLAS MOORE.

NEXT TO HIM IS THE GROUP'S CHIEF FINANCIAL OFFICER GREG WARD, THEN NON-EXECUTIVE DIRECTORS JOHN NILAND, PETER WARNE AND CATHERINE LIVINGSTONE.

ON MY RIGHT IS OUR COMPANY SECRETARY, DENNIS LEONG.

NEXT TO HIM ARE NON-EXECUTIVE DIRECTORS HELEN NUGENT, THE CHAIRMAN OF OUR BOARD REMUNERATION COMMITTEE, PETER KIRBY AND KEVIN MCCANN.

PLEASE NOTE THAT RECORDING DEVICES, PHOTOGRAPHIC EQUIPMENT AND MOBILE PHONES MAY NOT BE USED DURING THE MEETING.

AT THE END OF THE MEETING, YOU ARE INVITED TO JOIN US FOR REFRESHMENTS IN THE FOYER.

WHAT ARE SHAREHOLDERS BEING ASKED TO APPROVE?

THE PURPOSE OF TODAY'S MEETING IS TO DISCUSS AND SEEK SHAREHOLDER SUPPORT FOR PROPOSED CHANGES TO MACQUARIE'S REMUNERATION ARRANGEMENTS.

ON 31 MARCH THIS YEAR, WE ANNOUNCED PROPOSED CHANGES TO OUR REMUNERATION ARRANGEMENTS, WHICH WERE SUBSEQUENTLY SUSPENDED IN JUNE DUE TO LEGISLATIVE CHANGES FORESHADOWED BY THE FEDERAL GOVERNMENT.

ON 30 OCTOBER, THE MACQUARIE BOARD ANNOUNCED NEW PROPOSALS, REFLECTING THE ANTICIPATED LEGISLATION AS WELL AS THE CURRENT COMPETITIVE CONDITIONS IN EMPLOYMENT MARKETS FOR EXECUTIVE TALENT.

THE PROPOSED CHANGES ARE CONSISTENT WITH, AND REINFORCE, OUR LONG-STANDING APPROACH TO REMUNERATION.

THEY BUILD ON EXISTING RETENTION AND EQUITY ARRANGEMENTS, WHILE REFLECTING GLOBAL REMUNERATION TRENDS AND REGULATORY DEVELOPMENTS.

TO IMPLEMENT THE PROPOSED CHANGES, WE ARE SEEKING TWO APPROVALS.

THE FIRST RELATES TO BOTH THE IMPLEMENTATION AND OPERATION OF THE NEW EQUITY PLAN, CALLED THE MACQUARIE GROUP EMPLOYEE RETAINED EQUITY PLAN, AND THE RELEASE OF DEFERRED REMUNERATION TO TERMINATING STAFF.

THE SECOND APPROVAL IS FOR THE PARTICIPATION BY THE MANAGING DIRECTOR AND CHIEF EXECUTIVE OFFICER IN THE NEW EQUITY PLAN.

WHY DOES MACQUARIE NEED SHAREHOLDER APPROVAL FOR SOME "TERMINATION BENEFITS"?

I WOULD FIRSTLY LIKE TO EXPLAIN WHY WE NEED SHAREHOLDER APPROVAL FOR SOME TERMINATION BENEFITS.

MACQUARIE REWARDS STAFF BASED ON THEIR PERFORMANCE ON THE JOB.

THERE ARE NO GOLDEN HANDSHAKES AND NO ADDITIONAL CONTRACTUAL TERMINATION PAYMENTS, EXCLUDING REDUNDANCY SITUATIONS.

THIS PARTICULAR RESOLUTION RELATES INSTEAD TO THE RELEASE OF REMUNERATION THAT HAS BEEN EARNED IN PRIOR YEARS AND RETAINED BY MACQUARIE.

IN MOST CASES, EXECUTIVE DIRECTORS FORFEIT ANY UNVESTED INCENTIVES WHEN THEY LEAVE MACQUARIE.

HOWEVER, THERE ARE LIMITED AND APPROPRIATE EXCEPTIONS, INCLUDING GENUINE RETIREMENT, DEATH, TOTAL AND PERMANENT DISABILITY AND OTHER EXCEPTIONAL CIRCUMSTANCES.

WHERE THESE EXCEPTIONS APPLY, THE RESULTING RELEASE OF DEFERRED REMUNERATION TO THE EMPLOYEE MAY BE CONSIDERED A "TERMINATION BENEFIT", REQUIRING SHAREHOLDER APPROVAL.

SUCH PAYMENTS WOULD ONLY BE MADE TO DEPARTING STAFF FOR WHOM THERE HAVE BEEN NO DISQUALIFYING EVENTS, SUCH AS ACTS OF DISHONESTY.

IF GRANTED, THE APPROVALS WOULD ALSO EXTEND TO THE RELEASE OF ANY ACCRUED SUPERANNUATION ENTITLEMENTS.

I WILL NOW TALK ABOUT THE PROPOSED REMUNERATION CHANGES.

PROPOSED REMUNERATION CHANGES - RETENTION LEVELS

TURNING FIRST TO PROFIT SHARE RETENTION.

UNDER THE PROPOSED CHANGES, A GREATER PROPORTION OF PROFIT SHARE WILL BE DEFERRED AND DELIVERED AS EQUITY RATHER THAN AS A CASH BONUS.

CURRENTLY, 55 PER CENT OF PROFIT SHARE FOR THE CHIEF EXECUTIVE OFFICER IS RETAINED, 40 PER CENT FOR OTHER EXECUTIVE COMMITTEE MEMBERS, AND 20 PER CENT FOR OTHER EXECUTIVE DIRECTORS.

FOR 2009, IT IS PROPOSED THAT THIS WILL RISE TO 50 PER CENT FOR ALL EXECUTIVE DIRECTORS – SOME 340 STAFF – AND 55 PER CENT FOR THE CHIEF EXECUTIVE OFFICER.

FROM 2010, THESE ARRANGEMENTS WILL CONTINUE TO APPLY FOR EXECUTIVE COMMITTEE MEMBERS, INCLUDING THE CHIEF EXECUTIVE OFFICER, AS WELL AS "DESIGNATED EXECUTIVE DIRECTORS".

THESE ARE MEMBERS OF THE OPERATIONS REVIEW COMMITTEE AND OTHERS WHO HAVE A SIGNIFICANT MANAGEMENT OR RISK RESPONSIBILITY IN THE ORGANISATION.

FOR OTHER EXECUTIVE DIRECTORS, FROM 2010, 40 PER CENT OF EACH ANNUAL PROFIT SHARE ALLOCATION WILL BE RETAINED.

INVESTMENT OF RETAINED PROFIT SHARE

TO FURTHER ALIGN THE INTERESTS OF STAFF AND SHAREHOLDERS, MORE PERFORMANCE-BASED REMUNERATION WILL BE DELIVERED IN THE FORM OF MACQUARIE SHARES.

CURRENTLY, 20 PER CENT OF AN EXECUTIVE DIRECTOR'S ANNUAL PROFIT SHARE IS INVESTED IN A NOTIONAL PORTFOLIO OF MACQUARIE-MANAGED FUNDS AND CASH.

FOR EXECUTIVE COMMITTEE MEMBERS, AN ADDITIONAL 20 PER CENT IS RETAINED IN MACQUARIE SHARES AND 35 PER CENT FOR THE CHIEF EXECUTIVE OFFICER.

UNDER THE PROPOSED ARRANGEMENTS, ALL RETAINED PROFIT SHARE WILL BE INVESTED IN A COMBINATION OF MACQUARIE

SHARES AND MACQUARIE-MANAGED FUNDS, DEPENDING ON EACH EXECUTIVE DIRECTOR'S ROLE.

FOR OTHER STAFF, RETAINED PROFIT SHARE PREVIOUSLY HELD IN CASH WILL BE INVESTED IN MACQUARIE SHARES, WITH NO CHANGE TO THE VESTING ARRANGEMENTS OR RETENTION LEVELS.

VESTING AND RELEASE

THE VESTING AND PAYOUT SCHEDULE FOR EXECUTIVE DIRECTORS WILL ALSO CHANGE.

FOR 2009, ALL RETAINED AMOUNTS FOR EXECUTIVE DIRECTORS WILL VEST AND BE RELEASED IN YEARS THREE TO SEVEN.

THESE ARRANGEMENTS WILL CONTINUE TO APPLY FROM 2010 FOR EXECUTIVE COMMITTEE MEMBERS, INCLUDING THE CHIEF EXECUTIVE OFFICER, AND DESIGNATED EXECUTIVE DIRECTORS.

FOR OTHER EXECUTIVE DIRECTORS, IT IS PROPOSED THAT FROM 2010 ALL RETAINED AMOUNTS VEST AND BE RELEASED IN YEARS THREE TO FIVE.

EARLY VESTING AND RELEASE

OUR PROPOSED REMUNERATION CHANGES ALSO PLACE MORE ONEROUS CONDITIONS ON TERMINATION, WHILE ADDING A NEW DISQUALIFYING EVENT.

CURRENTLY, A DEPARTING EXECUTIVE DIRECTOR'S RETAINED PROFIT SHARE IS PAID OUT AFTER SIX MONTHS.

UNDER THE PROPOSED ARRANGEMENTS:

- PROFIT SHARE FROM ALL BUT THE LAST TWO YEARS WILL BE PAID OUT AFTER SIX MONTHS.

- PROFIT SHARE FROM TWO YEARS AGO WILL BE PAID OUT AFTER ONE YEAR.

- PROFIT SHARE FROM ONE YEAR AGO WILL BE PAID OUT AFTER TWO YEARS.

IN ADDITION, THERE WILL BE A NEW DISQUALIFYING EVENT.

RETAINED PROFIT SHARE WILL BE SUBJECT TO FORFEITURE IF IT IS FOUND THAT THE INDIVIDUAL HAS ACTED, OR FAILED TO ACT, IN A WAY THAT DAMAGES MACQUARIE.

THIS WILL INCLUDE BUT IS NOT LIMITED TO SITUATIONS, WHERE THE ACTION OR INACTION LEADS TO A MATERIAL FINANCIAL RESTATEMENT, A SIGNIFICANT FINANCIAL LOSS OR ANY SIGNIFICANT REPUTATIONAL HARM TO MACQUARIE OR ITS BUSINESSES.

PERFORMANCE SHARE UNITS

IN PLACE OF OPTIONS GRANTS, EXECUTIVE COMMITTEE MEMBERS WILL NOW RECEIVE SHARE UNITS TO WHICH PERFORMANCE HURDLES ARE ATTACHED.

THESE WILL VEST IN THREE TRANCHES AFTER TWO, THREE AND FOUR YEARS IN THE SAME WAY THAT OPTIONS DID, AND WILL BECOME EXERCISABLE ON ACHIEVING THE PERFORMANCE HURDLES.

THE PERFORMANCE HURDLE ON 50 PER CENT OF THE UNITS WILL BE BASED ON THE AVERAGE ANNUAL RETURN ON EQUITY OVER THE VESTING PERIOD COMPARED TO A REFERENCE GROUP OF LEADING DOMESTIC AND INTERNATIONAL FINANCIAL INSTITUTIONS.

THE HURDLE ON THE OTHER 50 PER CENT WILL BE BASED ON THE COMPOUND AVERAGE ANNUAL GROWTH IN EARNINGS PER SHARE OVER THE VESTING PERIOD.

THE INTRODUCTION OF EPS IS PARTICULARLY APPROPRIATE FOR THE EXECUTIVE COMMITTEE WHO ARE AT A LEVEL WITHIN MACQUARIE WHERE THEY CAN HAVE AN IMPACT ON ITS ACHIEVEMENT. AT THE SAME TIME, FACTORS OVER WHICH EXECUTIVES HAVE LITTLE CONTROL ARE EXCLUDED.

THE UNITS WILL VEST ON A SLIDING SCALE AND, WHERE A PERFORMANCE HURDLE HAS NOT BEEN ACHIEVED, THE UNITS WILL LAPSE.

TRANSITIONAL ARRANGEMENTS

EXECUTIVE DIRECTORS WITH PRE-2009 RETAINED PROFIT SHARE HAVE BEEN GIVEN THE CHOICE WHETHER TO MOVE SOME OR ALL OF THEIR PRE-2009 RETAINED PROFIT SHARE TO THE NEW ARRANGEMENTS.

ANY SUCH TRANSITIONED AMOUNTS WILL BE INVESTED IN THE NEW EQUITY PLAN AND NOTIONALLY INVESTED IN MACQUARIE-MANAGED FUNDS ACCORDING TO THE SAME INVESTMENT MIX WHICH APPLIED TO THEIR 2009 RETAINED PROFIT SHARE.

THESE AMOUNTS WILL VEST OVER SEVEN YEARS FOR EXECUTIVE COMMITTEE MEMBERS AND FIVE YEARS FOR OTHER EXECUTIVE DIRECTORS, SUBJECT TO ANY DISQUALIFYING EVENTS.

ANY RETAINED PROFIT SHARE NOT TRANSITIONED TO THE NEW ARRANGEMENTS WILL BE GRANDFATHERED IN THE PRE-2009 DIRECTORS' PROFIT SHARE PLAN.

SPECIFIC RESOLUTIONS – MEREP INITIAL SIZE

ONE OF THE SPECIFIC APPROVALS SOUGHT TODAY RELATES TO THE NEW EQUITY PLAN.

THE NEW MACQUARIE GROUP EMPLOYEE RETAINED EQUITY PLAN WILL BE ESTABLISHED TO DELIVER REMUNERATION IN THE FORM OF MACQUARIE SHARES.

THE PLAN WILL INITIALLY COMPRISE A PORTION OF THE 2009 RETAINED PROFIT SHARE, AS WELL AS PRE-2009 RETAINED PROFIT SHARE AMOUNTS THAT EXECUTIVE DIRECTORS HAVE ELECTED TO TRANSITION TO THE NEW ARRANGEMENTS.

ON 11 DECEMBER 2009, WE ANNOUNCED THAT THE VALUE APPLIED TO THE GRANT OF MACQUARIE SHARES WILL BE APPROXIMATELY $A350 MILLION.

SPECIFIC RESOLUTIONS – MEREP CONVERSION PRICE

IN ACCORDANCE WITH OUR STATEMENT ON 1 MAY THIS YEAR, 2009 RETAINED PROFIT SHARE AND PRE-2009 PROFIT SHARE TRANSITIONED FROM THE OLD DIRECTORS' PROFIT SHARE PLAN WILL BE CONVERTED TO SHARES AT THE VOLUME WEIGHTED AVERAGE PRICE FROM 4 MAY 2009 TO 29 JULY 2009, BEING $36.36 PER SHARE.

THIS COMPARES TO THE MAY INSTITUTIONAL PLACEMENT PRICE OF $A27.00 AND $A26.60 FOR THE SUBSEQUENT SHARE PURCHASE PLAN OFFERED TO ALL SHAREHOLDERS.

SPECIFIC RESOLUTION – MANAGING DIRECTOR

LET ME NOW TALK ABOUT THE MANAGING DIRECTOR AND CHIEF EXECUTIVE OFFICER'S PARTICIPATION IN THE NEW EQUITY PLAN, WHICH IS THE SUBJECT OF RESOLUTION TWO.

THE ISSUE OF RESTRICTED SHARE UNITS AS A RESULT OF PARTICIPATION IN THIS PLAN IS NOT NEW REMUNERATION FOR THE MANAGING DIRECTOR, BUT REMUNERATION THAT HAS BEEN EARNED AND RETAINED OVER A PERIOD OF UP TO 10 YEARS.

IT IS PROPOSED THAT RESTRICTED SHARE UNITS BE ISSUED TO THE MANAGING DIRECTOR IN THE FOLLOWING AMOUNTS:

- UP TO A MAXIMUM OF 415,667 RESTRICTED SHARE UNITS REPRESENTING $A15.1 MILLION OR 80 PER CENT OF PRE-2009 RETAINED PROFIT SHARE.

- 57,270 RESTRICTED SHARE UNITS REPRESENTING $A2.1 MILLION OR 80 PER CENT OF RETAINED PROFIT SHARE FOR 2009.

THE MANAGING DIRECTOR HAS SINCE ELECTED TO TRANSITION 100 PER CENT OF HIS PRE-2009 RETAINED PROFIT SHARE, WITH 80 PER CENT TO BE INVESTED IN THE MACQUARIE GROUP EMPLOYEE RETAINED EQUITY PLAN AND THE BALANCE IN THE POST-2009 DIRECTORS' PROFIT SHARE PLAN.

IT IS ALSO PROPOSED THAT 38,200 PERFORMANCE SHARE UNITS SUBJECT TO HURDLES BE GRANTED TO THE CHIEF EXECUTIVE OFFICER FOR 2009.

THIS ALLOCATION HAS BEEN DETERMINED BASED ON A VALUATION OF A PERFORMANCE SHARE UNIT AT 10 NOVEMBER 2009, BEING THE

DAY ON WHICH THE NOTICE OF MEETING WAS CONSIDERED BY THE BOARD.

IN CONCLUSION, I WOULD LIKE TO SAY THAT THE APPROVALS BEING SOUGHT ARE REQUIRED BY THE CORPORATIONS ACT AND THE ASX LISTING RULES, BUT, TO SUMMARISE, THE KEY ELEMENTS OF THE PROPOSAL ARE AS FOLLOWS:

- THE PROPORTION OF PROFIT SHARE THAT IS RETAINED WILL INCREASE, AND THE PROPORTION THAT IMMEDIATELY VESTS WILL DECREASE;
- THE PROPORTION OF PROFIT SHARE DELIVERED AS CASH WILL DECREASE, AND THE PROPORTION DELIVERED AS EQUITY WILL INCREASE;
- RETAINED AMOUNTS WILL VEST OVER THREE TO SEVEN YEARS DEPENDING ON THE ROLE OF THE INDIVIDUAL;
- THERE WILL BE MORE ONEROUS CLAW-BACK CONDITIONS AROUND THE RELEASE OF PROFIT SHARE ON TERMINATION OF EMPLOYEES; AND
- OPTIONS FOR SENIOR EXECUTIVES WILL BE REPLACED WITH SHARE UNITS SUBJECT TO PRESCRIBED PERFORMANCE HURDLES.

THAT CONCLUDES MY DISCUSSION OF OUR PROPOSED REMUNERATION CHANGES.


MACQUARIE

Macquarie Group Limited

General Meeting

17 December 2009




MACQUARIE

What are shareholders being asked to approve?

- Item 1 – Approval of Proposed Remuneration Arrangements
  - Implementation and ongoing operation of the new employee equity plan ("MEREP"); and
  - Potential "termination benefits" – approval sought where deferred remuneration is released to terminating staff.

- Item 2 – Approval of Managing Director's Participation in the new employee equity plan


MACQUARIE

Why does Macquarie need shareholder approval for some "termination benefits"?

- *In most cases*, Macquarie's deferred remuneration arrangements will result in:
  - An executive's deferred remuneration being *released on vesting over the course of their employment* with Macquarie; and
  - *Forfeiture of unvested incentives when the executive leaves Macquarie.*
- However, there are limited and appropriate exceptions to forfeiture of unvested amounts for terminating staff. For example:
  - Death, total and permanent disability
  - Genuine retirement
  - Certain exceptional circumstances, subject to internal governance approvals
- Where these exceptions apply, the release of deferred remuneration to the employee may be considered to be a "termination benefit", requiring shareholder approval.
- This approval, if granted, would also extend to the release of any accrued superannuation entitlements.


MACQUARIE

Proposed Remuneration Changes: Retention

Total Retention levels	2007	2008	2009 Current[1]	2009 Proposed	2010 Proposed
CEO and Managing Director	20%	30%	55%	55%	55%
Other Executive Committee Members	20%	30%	40%	50%	50%
Designated Executive Directors	20%	20%	20%	50%	50%
Other Executive Directors	20%	20%	20%	50%	40%

- Minimum shareholding requirement: Macquarie shares must be held to an aggregate value of 5% of total profit share over ten years (Executive Committee), five years (other Executive Directors). Under the proposed changes minimum shareholding requirements will be satisfied through the new equity retention arrangements.
- Other staff are also subject to profit share retention rules, with retention proposed to be delivered in Macquarie shares under the 2009 proposed changes.

[1] Current refers to the arrangements disclosed as "current" in the 2009 Remuneration Report and includes the changes announced in February 2008. This is effectively the scheme that would have operated for 2009 if the proposed changes had not been announced.


MACQUARIE

Proposed Remuneration Changes: Investment of Retained Profit Share

Proposed percentage allocation of retained profit share that is invested in Macquarie shares (New Equity Plan) and Macquarie-managed fund equity (Post-2009 DPS Plan) depending on the staff member's role:

Role	Macquarie-managed funds	Macquarie shares
CEO, Deputy MD, CFO, CRO	20%	80%
Group Head, Macquarie Capital	40%	60%
Group Head, Macquarie Funds Group	50%	50%
Other Executive Committee Members	10%	90%
Other Executive Directors	Minimum of 10% to a maximum of 50% depending on mix of funds management and other functions	Maximum of 90% to a minimum of 50% depending on mix of funds management and other functions
Staff other than Executive Directors	Nil	100%


MACQUARIE

Proposed Remuneration Changes: Vesting and Release

The following vesting and release schedule for 2009 and 2010 retained profit share is proposed:

Role	2009 Current[2]	2009 Proposed	2010 Proposed
CEO	DPS Plan –vests between 5 and 10 years of service as an Executive Director. Released after ten years. Macquarie shares released after 3 years	20% in each of years 3-7	20% in each of years 3-7
Executive Committee members and		As above	As above
Designated Executive Directors	DPS Plan –vests between 5 and 10 years of service as an Executive Director. Released ten years.	As above	As above
Other Executive Directors		As above	20% in each of years 3-5
Staff other than Executive Directors	Vesting and release of 1/3 in each of years 2-4	1/3 in each of years 2-4	1/3 in each of years 2-4

[2] Current refers to the arrangements disclosed as "current" in the 2009 Remuneration Report and includes the changes announced in February 2008. This is effectively the scheme that would have operated for 2009 if the proposed changes had not been announced.


MACQUARIE

Proposed Remuneration Changes: Early vesting and release

- New Disqualifying event - retained profit share will be forfeited where an individual has acted in a way that damages Macquarie, including where the action leads to a material financial restatement, a significant financial loss or any significant reputational harm to Macquarie.
- Summary of disqualifying events and release of retained profit share for a departing Executive Director:

Retention Released		Disqualifying Events	
Timeframe	**Year of allocation**	**Review Period**	**Category**
6 months	Retained profit share (excluding allocations for last 2 years)	6 months	Existing disqualifying events - including dishonesty, breach of duty, joining a competitor or taking a team to a competitor, plus new event described above
1 year	Retained profit share from 2nd to last profit share allocation	7 months to 1 year	Non-solicitation, dishonesty and breach of duty clause and material financial restatement, significant financial loss or significant reputational harm (new event)
2 years	Retained profit share from last profit share allocation	1 year to 2 years	Dishonesty and breach of duty clause and material financial restatement, significant financial loss or significant reputational harm (new event)


MACQUARIE

Performance Share Units (PSUs)

- All Options grants suspended going forward and replaced by hurdled PSUs only for Executive Committee members
- PSUs will vest in three tranches after 2, 3 and 4 years
- PSUs become exercisable upon achieving certain performance hurdles
- 2 performance hurdles:
  - 50% of PSUs based on the relative average annual ROE over the vesting period compared to a reference group of domestic and international financial institutions.
  - 50% of PSUs based on compound average annual growth (CAGR) in EPS over the vesting period.
- Each performance hurdle is to be examined once only at the calendar quarter end immediately before vesting. If the condition is not met when examined, the PSUs due to vest will lapse.


MACQUARIE

Transitional Arrangements

- Executive Directors have the choice to leave their pre-2009 retained profit share in the Pre-2009 DPS Plan, or move some or all of these amounts into the new arrangements ("Transitioned Amounts")

- Transitioned Amounts will be partially invested in the MEREP and partially notionally invested in Macquarie-managed funds

- Transitioned Amounts will vest over 7 years (for Executive Committee members) or over five years (for other Executive Directors) – Disqualifying events will apply

- Any retained profit share not transitioned to the new arrangements will be grandfathered in the Pre-2009 DPS Plan


MACQUARIE

New Equity Plan (MEREP) – Initial Size

- New Equity Plan (MEREP) will be used to deliver remuneration in the form of Macquarie shares
- MEREP will initially comprise a portion of the 2009 retained profit share and Transitioned Amounts
- Following the election by Executive Directors as to their participation in the new scheme for pre-retained 2009 retained amounts, on 11 December 09, Macquarie announced that the value applied to the grant of Macquarie shares was $A350 million.


MACQUARIE

New Equity Plan (MEREP) – Conversion Price

- In accordance with our statement on 1 May 2009, 2009 retained profit share and pre-2009 profit share transitioned from the DPS Plan, will be converted to shares at the VWAP from 4 May 09 to 29 July 09, being $A36.36
  - This compares to $A27.00 for the Institutional Placement[3] price and $A26.60 for the Share Purchase Plan[4] price
- Executive Directors' Transitioned Amounts will be converted to Macquarie shares based on the value of the DPS Plan notional investment portfolio as at 30 June 09
  - This was the quarterly valuation date for the portfolio which occurred within the above VWAP period.

[3] 1 May 2009
[4] Completed 2 June 2009


MACQUARIE

Participation of the Managing Director in the MEREP

- Shareholder approval is being sought so that the Managing Director can participate in the MEREP under the proposed new remuneration arrangements.
- Not new remuneration - has been earned and retained over a period of up to 10 years
- Proposed that:
  - Restricted Share Units (RSUs) be issued to the Managing Director:
    - 415,667 RSUs representing $A15.1 million or 80% of pre-2009 retained profit share[5] transitioned to new arrangements[6].
    - 57,270 RSUs representing $A2.1 million or 80% of retained 2009 profit share[5]
  - 38,200 Performance Share Units ("PSUs") subject to hurdles to be granted to the Managing Director

[5] Exclusive of on-costs.

[6] The maximum number of RSUs for which approval is sought reflects the choice given to all Executive Directors to transition some or all of their pre-2009 retained profit share to the new arrangements. The Managing Director has since elected to transition 100 per cent of his pre-2009 retained profit share to the new arrangements.


MACQUARIE

Summary

Key elements of proposed remuneration changes:

- Proportion of profit share that is retained will increase, and proportion that immediately vests will decrease;
- Proportion of profit share delivered as cash will decrease, and proportion delivered as equity will increase;
- Retained amounts will vest over three to seven years depending on role of individual;
- More onerous claw-back conditions around release of profit share on termination of employees; and
- Options for senior executives will be replaced with share units subject to performance hurdles.


MACQUARIE

Glossary

CAGR	Compound Annual Growth Rate
CEO	Chief Executive Officer
CFO	Chief Financial Officer
CRO	Chief Risk Officer
DPS	Directors Profit Share
EPS	Earnings Per Share
MD	Managing Director
MERP	Macquarie Group Employee Retained Equity Plan
PSU	Performance Share Units
ROE	Return on Equity
RSU	Restricted Share Units
VWAP	Volume Weighted Average Price

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,988,427
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	1,102 @ $33.49 1,987,325 @ $47.77
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1,102 Shares issued on exercise of employee options. 1,987,325 Shares issued pursuant to the Dividend Reinvestment Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	16 December 2009

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	334,759,596	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	45,954,736	Options over Ordinary Shares at various exercise prices
		1,227,038	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,227,038 fully paid Ordinary shares in Macquarie Group Limited, issued as part of the acquisition of Orion Financial Inc. ("Orion") in December 2007. As advised to ASX on 27 September 2007, there are also retention agreements in place with key former Orion employees. Under the agreements a total of 164,000 fully paid ordinary shares in Macquarie Group Limited may be allocated within the 5 year period from the date of acquisition.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

+ See chapter 19 for defined terms.

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	

+ See chapter 19 for defined terms.

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

+ See chapter 19 for defined terms.

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

Number	+Class

+ See chapter 19 for defined terms.

42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 16 December 2009
(Assistant Company Secretary)

Print name: Nigel Donnelly

== == == == ==

+ See chapter 19 for defined terms.